October 31, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	L-3 Communications Holdings, Inc.
L-3 Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 9, 2006 and March 28, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006
File Nos. 1-14141 and 333-46983

Dear Mr. Spirgel:

We are writing to respond to the comments received from the Staff of the Securities and Exchange Commission (the ‘‘Staff’’) during a telephone conversation on October 20, 2006 between Ralph D’Ambrosio, L-3’s Vice President — Finance and Principal Accounting Officer, and Inessa Berenbaum, Senior Staff Accountant, relating to the above-referenced documents. Ms. Berenbaum’s comments are enumerated below.

Note 3. Review of Past Stock Option Granting Practices, page 7

1.	Please tell us how L-3 considered the disclosures required by SFAS 123(R), Share-Based Payment, in your assessment that the stock-based charge related to the Review of Past Stock Option Granting Practices is not material.

2.	Please tell us how L-3’s conclusions reached in its SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices are consistent with the letter issued by the Office of Chief Accountant dated September 19, 2006 concerning the accounting for stock options in the historical financial statements of public companies.

3.	Please tell us L-3’s process for granting and approving stock options to employees of acquired companies.

4.	Please tell us if L-3’s independent registered public accounting firm reviewed the Company’s accounting and related conclusions in connection with the stock-based charge related to the Review of Past Stock Option Granting Practices.

Each of the Staff’s comments is reproduced below using bold text and is numbered to correspond to the verbal comments listed above.

Note 3. Review of Past Stock Option Granting Practices, page 7

1.	Please tell us how L-3 considered the disclosures required by SFAS 123(R), Share-Based Payment, in your assessment that the stock-based charge related to the Review of Past Stock Option Granting Practices is not material.

In response to the Staff’s comment, L-3 advises the Staff that it has reviewed all disclosures required by SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which became effective beginning January 1, 2006. For the Staff’s convenience, on Exhibit I attached, L-3 has listed all required SFAS 123R disclosures and indicated whether the stock option errors would change any required disclosure. L-3 advises the Staff that the disclosures that enable users of L-3’s financial statements to understand (1) the nature and terms and potential effects on shareholders of share-based arrangements, (2) the method of estimating the fair value of the equity instruments granted during the period, and (3) the cash flow effects from share-based payment arrangements would not change as a result of the stock option errors.

Mr. Larry Spirgel
October 31, 2006

However, L-3 has determined that the disclosures that enable users of L-3’s financial statements to understand the effect of compensation cost arising from share-based payment arrangements on L-3’s statement of operations would change as a result of the stock option errors, although as noted below the changes would not be material. The disclosures that would change as a result of the stock option errors are represented by items 9a, 10 and 13a-e on Exhibit I, which are required by paragraphs 84 and A240.g(1)(a) and h of SFAS 123R. Specifically, in L-3’s quarterly report on Form 10-Q for the three months ended March 31, 2006, total compensation cost related to nonvested awards not yet recognized would have increased by $0.1 million, or 0.4%, to $23.9 million from $23.8 million at March 31, 2006. In addition, as illustrated in Exhibit II, the reduction to pro forma net income and pro forma diluted earnings per share in each of L-3’s annual periods ended December 31, 2004 and 2005 and for each quarterly period during 2005 ranges from a low of 0.3% to a high of 1.2%.

Since SFAS 123R became effective beginning January 1, 2006, L-3 evaluated the impact of the stock option errors on the SFAS 123R related disclosures in previously issued L-3 consolidated financial statements for the years ended December 31, 2004 and 2005 and in previously issued L-3 interim condensed consolidated financial statements for the quarterly periods during 2005 through March 31, 2006. L-3 did not evaluate the impact of the stock option errors on the SFAS 123R related disclosures contained in L-3’s annual consolidated financial statements for reporting periods prior to 2004 because income statements for those reporting periods will not be presented in L-3’s upcoming Form 10-K for the year ending December 31, 2006, only income statements for reporting periods for 2006, 2005 and 2004 will be presented. L-3 did not evaluate the impact of the stock option errors on the SFAS 123R related disclosures in quarterly periods prior to 2005 because the earliest quarterly period income statement that L-3 will present in its quarterly reports on Form 10-Q during 2006 is the income statement for the quarterly periods ended during 2005.

L-3 determined that the stock option errors were not material from a quantitative or qualitative perspective, individually, or in the aggregate, to the consolidated financial statements taken as a whole, including the disclosures required by SFAS 123R, in any of the L-3’s annual or quarterly reports previously issued.

2.	Please tell us how L-3’s conclusions reached in its SAB 99 analysis for the stock-based charge related to Review of Past Stock Option Granting Practices are consistent with the letter issued by the Office of Chief Accountant dated September 19, 2006 concerning the accounting for stock options in the historical financial statements of public companies.

In response to the Staff’s comment, L-3 hereby advises the Staff that it reviewed the entire letter from the Office of the Chief Accountant, dated September 19, 2006, regarding certain of the existing accounting guidance related to grants of stock options (the ‘‘Letter’’) promptly following the public release of the Letter. L-3 completed a review of its past stock option granting practices, and based on the review’s findings recorded an after-tax charge of $25.5 million (the ‘‘Stock-Based Charge’’) prior to the release of the Letter. L-3 believes that its conclusions made in connection with calculating the Stock-Based Charge disclosed in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2006 (the ‘‘Quarterly Report’’), including the amount of the Stock-Based Charge, were consistent with all the guidance set forth in the Letter. Specifically, the following sets forth the sections of the Letter that were meaningful to L-3’s analysis:

A.	Section A: Dating an Option Award to Predate the Actual Award Date. L-3 has considered the guidance contained in Section A of the Letter and believes it calculated its Stock-Based Charge consistent with that guidance. During the period from May 1998

Mr. Larry Spirgel
October 31, 2006

to July 2003 (the ‘‘Relevant Period’’) each stock option award, including the names of recipients, the number of shares granted and the applicable exercise price for the award, was approved by either a unanimous written consent (‘‘UWC’’) of the Compensation Committee or by the full Board at a meeting. However, as discussed in our response letter to the Staff dated October 13, 2006, the date selected as the grant date, the exercise price of the stock options and accounting measurement date preceded the date of formal approval. Therefore, consistent with the guidance set forth in Section A of the Letter, the Company determined that it did not use the proper accounting measurement dates during the Relevant Period and that a stock-based compensation charge was required.

B.	Sections B and G: Option Grants with Administrative Delays/Documentation of Option Granting Activities is Incomplete or Cannot be Located. L-3 has considered the guidance contained in Sections B and G of the Letter and believes it calculated its Stock-Based Charge consistent with that guidance. As discussed in our response letter to the Staff dated October 13, 2006, the substantial majority of L-3’s option grants during the Relevant Period were approved by the Compensation Committee by UWC. As part of its review of its option granting practices, L-3 was not able to determine the date on which it received all of the signatures to the UWCs from members of the Compensation Committee. However, as a result of its review, L-3 determined that it received each signature to the UWCs prior to the time the letters notifying employees of their option awards (‘‘Notification Letters’’) were sent to the employees. As a result, the Company used the dates of the Notification Letters sent to employees (and not the dates of the UWC’s) as the measurement dates for purposes of calculating its Stock-Based Charge.

C.	Section C: Validity of Prior Grants. L-3 has considered the guidance contained in Section C of the Letter and believes it calculated its Stock-Based Charge consistent with that guidance. As part of its review, L-3 concluded that certain option grants were not made in accordance with all of the terms of the underlying option plans. In calculating its Stock-Based Charge, L-3 treated these options as fixed options. L-3 believes that it is appropriate to treat these options as fixed options for the following reasons: (1) Each of the Company, the members of the Compensation Committee and the employees receiving the options believed that the options were issued under the applicable option plan and the Company has treated these options as having been issued under these plans in all respects, including for purposes of determining how many shares were available under these plans, (2) L-3 has been honoring these options awards and settling these awards in shares of its common stock, (3) L-3 intends to honor any of these options that remain outstanding and are unexercised and believes it has a reasonable basis to conclude that the most likely outcome is that the awards will be honored, and (4) L-3 intends to settle any of such unexercised options in stock and believes it has a reasonable basis to conclude that it will be able to do so.

D.	Section F: Grants Prior to the Commencement of Employment. L-3 has considered the guidance contained in Section F of the Letter and believes it calculated its Stock-Based Charge consistent with that guidance. As discussed in the Quarterly Report, during the course of its review L-3 determined that it did not use the proper accounting measurement dates in connection with option grants to employees of three acquired businesses (the ‘‘Acquired Businesses Grants’’) as discussed in further detail below in comment number 3, and one future employee . Accordingly, and consistent with APB 25, Accounting for Stock Issued to Employees, L-3 used the dates the business acquisitions were consummated, the date of the Notification Letters sent to employees, or the date that the ‘‘new hire’’ began employment with L-3, as the accounting measurement dates for purposes of calculating its Stock-Based Charge.

Mr. Larry Spirgel
October 31, 2006

3.	Please tell us L-3’s process for granting and approving stock options to employees of acquired companies.

In response to the Staff’s comment, L-3 advises the Staff that it acquired 54 businesses during the Relevant Period. With the exception of the Acquired Businesses Grants, the Company did not grant stock options to employees of these acquired businesses prior to the dates the acquisitions were consummated. Set forth below is a summary of the facts surrounding each of the Acquired Businesses Grants.

Pursuant to a UWC dated March 10, 1998, the Compensation Committee authorized stock option grants to (1) seven employees in connection with one acquisition (27,000 options in the aggregate), and (2) eighteen employees in connection with a second acquisition (40,000 options in the aggregate). In both cases, the Company, at that time, used March 10, 1998 (the date of the UWC) as the accounting measurement date for the grants. During the course of its review, the Company determined that (1) the first acquisition did not close until August 21, 1998, and (2) the second acquisition did not close until November 12, 1998. Accordingly, L-3 used the dates the acquisitions were completed as the accounting measurement dates for purposes of calculating its Stock-Based Charge.

Similarly, pursuant to a UWC dated April 4, 2002 and an attached stock option agreement dated March 25, 2002, the Compensation Committee authorized a stock option grant to seventeen employees in connection with a third acquisition (29,500 options in the aggregate). The Company, at that time, used March 25, 2002 (the date of the stock option agreement attached to the UWC) as the accounting measurement date for the grant. During the course of its review, the Company determined that the third acquisition did not close until June 14, 2002. In addition, although L-3 obtained all of the signatures to the UWC, L-3 was unable to determine that each of the UWCs was signed as of June 14, 2002. Accordingly and consistent with the approach discussed above, the Company used July 10, 2002, the date of the Notification Letters sent to the employees in connection with the third acquisition, as the proper accounting measurement date for this grant.

In connection with the Acquired Businesses Grants, L-3 recorded a pre-tax charge of $1.0 million in its Quarterly Report.

4.	Please tell us if L-3’s independent registered public accounting firm reviewed the Company’s accounting and related conclusions in connection with the stock-based charge related to the Review of Past Stock Option Granting Practices.

In response to the Staff’s comment, L-3 advises the Staff that PricewaterhouseCoopers LLP (‘‘PwC’’), L-3’s independent registered public accounting firm, performed a SAS No. 100 review of L-3’s Quarterly Report on Form 10-Q for the period ended June 30, 2006. In connection with this SAS 100 review, PwC reviewed L-3’s accounting and financial reporting conclusions in connection with the stock-based charge related to the review of past stock option granting practices. PwC has also reviewed this and all previous responses to the Staff’s comments prior to L-3 submitting them to the Staff.

*    *    *

Mr. Larry Spirgel
October 31, 2006

In connection with this comment response letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the response to the Staff’s comment letter may be directed to myself (telephone: (212) 805-5261, fax (212) 805-5264).

Sincerely,
/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio Vice President – Finance (Principal Accounting Officer)

Exhibit I

L-3 COMMUNICATIONS
ANALYSIS OF STOCK OPTION ERROR IMPACT
ON FAS 123(R) DISCLOSURE REQUIREMENTS

Disclosure Description		Impact
1.	A description of the stock-based-compensation award(s), including:
	•The general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantial conditions, such as vesting conditions	No change
	•The maximum contractual term of equity stock options or similar instruments	No change
	•The number of shares authorized for awards of options or other equity investments and the method (e.g., fair value, calculated value, or intrinsic value) used to measure stock-based-compensation awards with employees	No change
2.	For the most recent annual income statement presented, provide the number and weighted average exercise price (or conversion ratios) of the following groups of stock options:
	a.Outstanding at the beginning of the year	No change
	b.Outstanding at the end of the year	No change
	c.Exercisable or convertible at the end of the year	No change
	d.Granted during the year	No change
	e.Exercised or converted during the year	No change
	f.Forfeited during the year	No change
	g.Expired during the year	No change
3.	For the most recent annual income statement presented, provide the number and weighted average grant-date fair value (or calculated value or intrinsic value) for the following awards, not specified above (e.g., restricted stock):
	a.Nonvested at the beginning of the year	No change
	b.Nonvested at the end of the year	No change
	c.Granted during the year	No change
	d.Vested during the year	No change
	e.Forfeited during the year	No change
4.	For each year an income statement is presented, provide:
	a.The weighted-average grant-date fair value (or calculated value or intrinsic value) of equity awards granted during the year.	No change
	b.The total intrinsic value of options exercised (or stock units converted), stock-based liabilities paid, and the total fair value of shares vested during the year.	No change
5.	For fully vested stock options (or stock units) and stock options expected to vest at the date of the latest statement of financial position, provide:
	a.The number,	No change
	b.Weighted-average exercise price (or conversion ratio),	No change
	c.Aggregate intrinsic value, and	No change
	d.Weighted-average remaining contractual term of stock options (or stock units) outstanding.	No change

Exhibit I

L-3 COMMUNICATIONS
ANALYSIS OF STOCK OPTION ERROR IMPACT
ON FAS 123(R) DISCLOSURE REQUIREMENTS

Disclosure Description		Impact
6.	For fully vested stock options currently exercisable (or convertible) at the date of the latest statement of financial position, provide:
	a.The number,	No change
	b.Weighted-average exercise price (or conversion ratio),	No change
	c.Aggregate intrinsic value, and	No change
	d.Weighted-average remaining contractual term of stock options (or stock units) currently exercisable (or convertible).	No change
7.	For each year for which an income statement is provided:
	a.A description of the method and significant assumptions used during the year to estimate the fair value (or calculated value) of stock-based-compensation awards, including (if applicable):	No change
	1.Expected term of stock options and similar instruments, including a discussion of the method used to incorporate the contractual term of the awards and employees’ expected exercise and expected post-vesting termination behavior into the fair value (or calculated value) of the awards.	No change
	2.Expected volatility. A company that uses a method that employs different volatilities during the contractual term should disclose the range of volatilities used and the weighted-average expected volatility.	No change
	3.Expected dividends. A company that uses a method that employs different dividend rates during the contractual term should disclose the range of expected dividends used and the weighted-average expected dividends.	No change
	4.Risk-free rate. A company that uses a method that employs different risk-free rates should disclose the range of risk-free rates used.	No change
	5.Discount used to estimate post-vesting restrictions. If the company uses a discount to estimate post-vesting restrictions, it should disclose both the discount and the method used to estimate it.	No change
8.	A company that grants equity or liability awards under multiple employee stock-based-compensation plans should provide all of the above information separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the company’s use of stock-based compensation.	Not applicable
9.	For each year for which an income statement is presented:
	a.Total compensation cost for stock-based-compensation awards recognized in income as well as the total related income tax benefit.	Change — See Exhibit II
	b.Total compensation cost capitalized as part of the cost of an asset.	Not applicable
	c.A description of significant modifications, including the terms, the number of employees affected, and the total incremental compensation cost resulting from the modifications	No change

Exhibit I

L-3 COMMUNICATIONS
ANALYSIS OF STOCK OPTION ERROR IMPACT
ON FAS 123(R) DISCLOSURE REQUIREMENTS

Disclosure Description		Impact
10.	At the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which total compensation cost is expected.	Change — Increased $0.1 million, or 0.4%
11.	If not separately disclosed elsewhere, the amount during the annual period of:
	a.Cash received from the exercise of stock options and similar awards.	No change
	b.Tax benefits realized from exercised stock options and similar awards.	No change
	c.Cash used to settle equity instruments granted under stock-based-compensation awards.	No change
12.	A description of the company’s policy, if any, for issuing shares upon stock option exercise, including the source of those shares (i.e., new shares or treasury stock). If as a result of its policy, a company expects to repurchase shares in the following annual period, the company should disclose and estimate (or range) of shares to be repurchased during the period.	No change
13.	For awards under share-based payment arrangements with employees accounted for under the intrinsic value method of Opinion 25 for any reporting period for which an income statement is presented, all public entities shall continue to provide the tabular presentation of the following information that was required by paragraph 45 of Statement 123 for all those periods:
	a.Net income and basic and diluted earnings per share as reported	Change — See Exhibit II
	b.The share-based employee compensation cost, net of related tax effects, included in net income as reported	Change — See Exhibit II
	c.The share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all award	Change — See Exhibit II
	d.Pro forma net income as if the fair-value-based method had been applied to all awards	Change — See Exhibit II
	e.Pro forma basic and diluted earnings per share as if the fair-value-based method had been applied to all awards.	Change — See Exhibit II

Exhibit II

L-3 Communications
Quantitative Analysis of Stock Option Errors On SFAS 123R Disclosures
For the Years Ended December 31, 2005 and 2004
(in millions, except per share data)

	Year Ended 2005			Year Ended 2004
	As Reported	If Adjusted	% Change	As Reported	If Adjusted	% Change
Net Income, reported	$508.5	$504.1	−0.9%	$381.9	$377.4	−1.2%
Add: Stock based employee compensation expenses included as reported net income; net of related tax effects	3.0	3.7		2.0	6.5
Deduct: Stock based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects (1)	(25.0)	(25.5)		(25.1)	(26.9)
Net income, pro forma	$486.5	$482.3	−0.9%	$358.8	$357.0	−0.5%
L-3 Holdings Basic EPS:
As reported	$4.28	$4.24	−0.9%	$3.54	$3.50	−1.1%
Pro forma	$4.10	$4.06	−1.0%	$3.33	$3.31	−0.6%
L-3 Holdings Diluted EPS:
As reported	$4.20	$4.16	−1.0%	$3.33	$3.29	−1.2%
Pro forma	$4.01	$3.98	−0.7%	$3.13	$3.12	−0.3%

Note:

(1)	For purposes of estimating the fair value provision in accordance with SFAS 123R, L-3 estimates the fair value of its stock options at the date of grant using the Black-Scholes pricing valuation model.

Exhibit II

L-3 Communications
Quantitative Analysis of Stock Option Errors On SFAS 123R Disclosures
For the Quarterly Periods Ended December 31, 2005
(in millions, except per share data)

	Q1 2005			Q2 2005			Q3 2005			Q4 2005
	As Reported	If Adjusted	% Change	As Reported	If Adjusted	% Change	As Reported	If Adjusted	% Change	As Reported	If Adjusted	% Change
Net Income, reported	$102.4	$101.6	−0.8%	$119.4	$118.2	−1.0%	$135.3	$134.1	−0.9%	$151.4	$150.3	−0.7%
Add: Stock based employee compensation expenses included as reported net income; net of related tax effects	0.7	0.6		0.6	0.9		0.8	1.1		0.9	1.1
Deduct: Stock based employee compensation expenses determined under the fair value based method for all awards, net of related tax effects (1)	(6.2)	(6.5)		(7.0)	(7.2)		(6.4)	(6.5)		(5.3)	(5.3)
Net income, pro forma	$96.9	$95.7	−1.2%	$113.0	$111.9	−1.0%	$129.7	$128.7	−0.8%	$147.0	$146.1	−0.6%
L-3 Holdings Basic EPS:
As reported	$0.88	$0.87	−1.1%	$1.00	$0.99	−1.0%	$1.13	$1.12	−0.9%	$1.26	$1.25	−0.8%
pro forma	$0.83	$0.82	−1.2%	$0.95	$0.94	−1.1%	$1.08	$1.08	0.0%	$1.22	$1.22	0.0%
L-3 Holdings Diluted EPS:
As reported	$0.86	$0.85	−1.2%	$0.99	$0.98	−1.0%	$1.11	$1.10	−0.9%	$1.24	$1.23	−0.8%
Pro forma	$0.81	$0.80	−1.2%	$0.93	$0.92	−1.1%	$1.06	$1.05	−0.9%	$1.20	$1.19	−0.8%

Note:

(1)	For purposes of estimating the fair value provision in accordance with SFAS 123R, L-3 estimates the fair value of its stock options at the date of grant using the Black-Scholes pricing valuation model.